United States securities and exchange commission logo





                               March 6, 2023

       Mark Zediker
       Chief Executive Officer
       Nuburu, Inc.
       7442 S Tuscon Way, Suite 130
       Centennial, CO 80112

                                                        Re: Nuburu, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 7,
2023
                                                            File No.
333-2269610

       Dear Mark Zediker:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 7, 2023

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities and/or
shares being registered for resale. Highlight any differences in the current trading price, the
prices that the Sponsor, private placement investors, and other selling securityholders
acquired their shares and warrants, and the price that the public securityholders
acquired their shares and warrants. Disclose that while the
                                                        Sponsor, private
placement investors, and other selling securityholders may experience a positive rate of return
based on the current trading price, the public securityholders may not experience a
similar rate of return on the securities they purchased due to differences in the purchase prices
and the current trading price. Please also disclose the potential profit the selling
securityholders will earn based on the current trading price. Lastly,
 Mark Zediker
FirstName  LastNameMark Zediker
Nuburu, Inc.
Comapany
March      NameNuburu, Inc.
       6, 2023
March2 6, 2023 Page 2
Page
FirstName LastName
         please include appropriate risk factor disclosure.
Cover Page

2. For each of the securities and shares being registered for resale, disclose the price that the selling securityholders paid for such securities and shares.
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 81

4. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that holders of a significant percentage of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
6. We note that holders of Preferred Stock have the right to redeem their shares with the company or convert to common stock 2 years after the closing date of the business combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your Preferred Stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Mark Zediker
Nuburu, Inc.
March 6, 2023
Page 3

statement.

       Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any questions.



FirstName LastNameMark Zediker                           Sincerely,
Comapany NameNuburu, Inc.
                                                         Division of
Corporation Finance
March 6, 2023 Page 3                                     Office of
Manufacturing
FirstName LastName